SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  08 June 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 08 June 2007 re: Trading Statement





71/07                                                                8 June 2007


LLOYDS TSB - TRADING UPDATE

Lloyds TSB Group plc will be holding discussions with analysts and investors ahead of its close period for the half-year ending 30 June 2007. This statement sets out the information that will be provided at those discussions.

Lloyds TSB has continued to make strong progress in the first half of 2007 and expects to deliver a good trading performance and accelerated profit momentum. We have continued to extend the reach and depth of our customer relationships, achieving good sales growth throughout the organisation, whilst improving productivity and efficiency. This has led to revenue growth remaining well ahead of cost growth. In addition, credit quality remains satisfactory. As a result, we expect to deliver double digit growth in profit before tax, earnings per share and economic profit, before volatility, in the first half of 2007, compared to the first half of 2006.

Continued progress in UK Retail Banking

The Retail Bank continues to make good progress, with further strong growth in product sales, and continued good revenue growth in the first half of 2007. We continue to increase our market share of new current account customers, and have been successful in increasing our share of the added value current account market. We have also delivered a good performance in the growing savings and investment market, especially in bank savings and bancassurance, although consumer demand for unsecured lending has remained subdued. In mortgages, the Group has continued to maintain high levels of asset quality by focusing largely on the prime UK mortgage market. Our overall market share of net new mortgage lending in the first half of 2007 is expected to be broadly in line with our outstanding stock position.

Good sales growth in Insurance and Investments

In Insurance and Investments, we have continued to achieve good levels of sales growth in life, pensions and long-term savings, particularly in the bancassurance channel. Sales of protection products have been strong following the launch of the Group's new protection platform 'Protection for Life' in the second half of 2006. New business margins remain robust. In General Insurance, we have delivered improved home insurance sales and good cost control, although there has been an increase in weather related claims.

Good trading momentum in Wholesale and International Banking

In Wholesale and International Banking, good trading momentum has been maintained with continued strong growth in Corporate Markets and Commercial Banking. In Corporate Markets, we have continued to develop new revenue streams in areas such as securitisation, structured credit and credit loan trading, and this has led to increased cross-selling revenues. In Commercial Banking, we have maintained our market leading share of new business start-ups, as well as increasing the number of customers switching to Lloyds TSB from other financial services providers. Revenue growth continues to exceed cost growth despite income pressure in the Asset Finance consumer businesses, reflecting lower levels of consumer demand and the tightening of credit criteria, and further investment in our higher growth businesses.

Strong Group cost performance

The Group's strong cost performance has continued, resulting in a further substantial improvement in the Group's cost:income ratio. The Group's programme of efficiency improvements is progressing well and we continue to expect to deliver net benefits of approximately GBP125 million in 2007.

Overall credit quality remains satisfactory

Overall, Group asset quality remains satisfactory and we expect the Group's impairment charge as a percentage of average lending for the half-year to be lower than in the first half of last year.

During the first quarter of 2007, we saw a reduction in the level of bankruptcies and Individual Voluntary Arrangements (IVAs), compared to the fourth quarter of 2006. The quality of new unsecured lending has continued to be strong and our arrears and delinquency trends have remained good. In addition, the asset quality in our mortgage portfolio has remained excellent. The retail impairment charge for the first half of 2007 is expected to be broadly flat, compared to the charge in the first half of 2006.

In Wholesale, corporate and small business asset quality has remained strong with no signs of deterioration in the overall quality of our lending. The quality of business remains good, and the level of corporate provisions is expected to remain relatively low during 2007, albeit at a higher level than last year, largely as a result of lower releases and recoveries.

Capital ratios remain robust

The Group's capital ratios remain robust and the annualised rate of risk-weighted asset growth in the first half of 2007 is expected to be in our targeted mid-to-high single digit range. This has been supported by the Group's continued move towards an 'origination and distribution' model of balance sheet management. During May 2007, we completed a residential mortgage-backed securitisation (RMBS) of GBP3.1 billion. The capital position of Scottish Widows remains strong and we repatriated a further GBP400 million of surplus capital to the Group during the first quarter of 2007.

Wholesale and International Banking restructure

We have recently re-aligned the Wholesale and International Banking organisational structure to better meet customer needs and improve efficiency. Customers with turnover between GBP2 million and GBP15 million per annum have moved from Corporate Markets to Business Banking, which has been renamed Commercial Banking. Our asset-backed lending business is now also part of Commercial Banking, thus combining the considerable relationship and product expertise within our teams to serve our customers better. The attached appendix sets out how the 2006 profit before tax analysis, by business unit, would have been reported under this new reporting structure, which was adopted with effect from 1 January 2007. There has been no change to the division's profit before tax in 2006 of GBP1,640 million.

Sale of Lloyds TSB Registrars

In May 2007, the Group agreed the sale of the business and assets of Lloyds TSB Registrars to Advent International for a total cash consideration of GBP550 million, subject to completion and other adjustments. Lloyds TSB Registrars contributed GBP32 million to Group profit after tax in 2006 and had gross assets of approximately GBP85 million as at 31 December 2006. The transaction is expected to be completed in the second half of 2007 and is subject to regulatory approval. Subject to completion and other adjustments, it is expected that a profit before tax of circa GBP440 million (tax:GBPnil) will be recognised in the income statement of Lloyds TSB Group in the second half of the year ending 31 December 2007.

Continuing to build our strong customer franchises and delivering on our financial goals

Eric Daniels, Group Chief Executive, said "In addition to delivering our short-term financial goals, we are continuing to build and enhance our long-term customer franchises throughout the Group. By doing so, we believe that we can deliver sustained double digit economic profit growth over time. The Group remains firmly on track to deliver a good trading performance for the first half of 2007 and, as we look to the future, we are increasingly confident in the Group's earnings growth prospects."

Trading update webcast details

The Group Finance Director's briefing will be available as a live audio webcast on the Investor Relations website at www.investorrelations.lloydstsb.com and a recording will be posted on the website shortly after the briefing.

Timetable

2007 interim results announcement                                 31 July 2007
Ex-dividend date                                                  8 August 2007
Interim dividend record date                                      10 August 2007
Interim dividend payment date                                     3 October 2007

All dates are provisional and subject to change.

For further information:-

Investor Relations
Michael Oliver                                 +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Media
Mary Walsh                                     +44 (0) 20 7356 2121
Director of Corporate Relations
E-mail: mary.walsh@lloydstsb.co.uk


                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.


                                                                      Appendix 1

                      Wholesale and International Banking
                  Restated profit before tax by business unit



2006 H1
                                                                                                         Wholesale and
                                        Corporate      Commercial                      International     International
                                          Markets         Banking    Asset Finance         and other           Banking
                                             GBPm            GBPm             GBPm              GBPm              GBPm

Net interest income                           413             398              275               108             1,194
Other income                                  314             193              153               145               805
Total income                                  727             591              428               253             1,999
Operating expenses                           (271)           (349)            (250)             (202)           (1,072)
Trading surplus                               456             242              178                51               927
Impairment losses on loans and                  5             (47)            (115)               (2)             (159)
advances
Profit before tax                             461             195               63                49               768


2006 H2
                                                                                                         Wholesale and
                                        Corporate      Commercial                      International     International
                                          Markets         Banking    Asset Finance         and other           Banking
                                             GBPm            GBPm             GBPm              GBPm              GBPm

Net interest income                           393             423              264               111             1,191
Other income                                  507             204              168               143             1,022
Total income                                  900             627              432               254             2,213
Operating expenses                           (344)           (378)            (258)             (212)           (1,192)
Trading surplus                               556             249              174                42             1,021
Impairment losses on loans and                 13             (46)            (124)                8              (149)
advances
Profit before tax                             569             203               50                50               872


2006
                                                                                                         Wholesale and
                                        Corporate      Commercial                      International     International
                                          Markets         Banking    Asset Finance         and other           Banking
                                             GBPm            GBPm             GBPm              GBPm              GBPm

Net interest income                           806             821              539               219             2,385
Other income                                  821             397              321               288             1,827
Total income                                1,627           1,218              860               507             4,212
Operating expenses                           (615)           (727)            (508)             (414)           (2,264)
Trading surplus                             1,012             491              352                93             1,948
Impairment losses on loans and                 18             (93)            (239)                6              (308)
advances
Profit before tax                           1,030             398              113                99             1,640




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date: 08 June 2007